                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               Wegener Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    948595104
                                 (CUSIP Number)

                            John W. Kauffman, Esquire
                                Duane Morris LLP
                              30 South 17th Street
                 Philadelphia, PA 19103; telephone: 215-979-1227
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

-------------------
CUSIP No. 948595104
-------------------

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Henry Partners, L.P.
     I.R.S. I.D. No. 23-2888396
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
     N/A
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    660,100 shares
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         660,100 shares
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     660,100 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 948595104
-------------------

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Matthew Partners, L.P.
     I.R.S. I.D. No. 23-3063303
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
     N/A
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    234,000 shares
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         234,000 shares
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     234,000 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 948595104
-------------------

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Henry Investment Trust, L.P.
     I.R.S. I.D. No. 23-2887157
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
     N/A
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    894,100 shares*
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING         894,100 shares*
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     894,100 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

* NOTE: Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. See Item 2 of this Schedule 13D/A.

Item 1. Security and Issuer.

     This statement relates to shares of the common stock, $.01 par value per share (the "Shares"), of Wegener Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 13350 Technology Circle, Duluth, Georgia 30097.

Item 2. Identity and Background.

     (a) - (c)

     This Statement is filed by Henry Partners, L.P. ("Henry"), Matthew Partners, L.P. ("Matthew") and Henry Investment Trust, L.P. ("HIT"). Henry and Matthew are private investment funds. HIT is the sole General Partner of each of Henry and Matthew. David W. Wright is the investment manager of each of Henry and Matthew and is the President of Canine Partners, LLC ("Canine"), the General Partner of HIT. Investment decisions made on behalf of Henry and Matthew are made primarily through their General Partner and David W. Wright. Each of the foregoing persons are sometimes referred to in this Schedule 13D/A as a "Reporting Person" and collectively as the "Reporting Persons." The principal business address of each Reporting Person is 255 South 17th Street, Suite 2501, Philadelphia, PA 19103.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Henry and Matthew are Delaware limited partnerships. HIT is a Pennsylvania limited partnership. Canine is a Pennsylvania limited liability company, and David W. Wright is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the 660,100 Shares owned by Henry is $935,174, and the aggregate purchase price of the 234,000 Shares owned by Matthew is $313,495. Shares owned by Henry and Matthew were acquired with the funds of each respective partnership.

Item 4. Purpose of the Transaction.

     The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

     No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D/A, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

     The Reporting Persons have conveyed their concerns about the Issuer's operating results and corporate governance to the Issuer's independent directors. Separately, Henry has submitted a stockholder proposal to the Issuer in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 for presentation to the stockholders of the Issuer at its next annual meeting of stockholders.

     On September 29, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer regarding Mr. Wright's conversations with representatives of the Issuer, Mr. Wright's offer to serve on the Board of Directors of the Issuer and the lack of acceptable responses from the Issuer. The letter also states that the Reporting Persons have retained the proxy solicitation firm of MacKenzie Partners, Inc. to provide strategic advice. A copy of this letter is attached as an exhibit to this Amendment No. 1 to
Schedule 13D. Also, one of the Reporting Persons, Henry Partners, L.P., has delivered a written demand requesting that the Issuer furnish it with a list of the Issuer's stockholders and other documents.

     The Reporting Persons presently intend to nominate directors to stand for election at the Issuer's 2006 Annual Meeting of Stockholders. While the Reporting Persons have not yet finalized their slate of directors, it is anticipated that one of the Reporting Persons, David W. Wright, will be one of the nominees.

     Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and continue to attempt to engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communicating privately or publicly with other stockholders, the Issuer's Board of Directors or other persons, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Shares or selling some or all of their Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

     (a)-(b)

     The aggregate percentage of Shares reported owned by each person named herein is based upon 12,575,051 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005.

     As of September 28, 2005, Henry beneficially owned 660,100 Shares, constituting approximately 5.2% of the Shares outstanding, and Matthew beneficially owned 234,000 Shares, constituting approximately 1.9% of the Shares outstanding. Mr. Wright, as President of Canine, as the sole general partner of HIT, as the sole general partner of each of Henry and Matthew, has the authority to vote and dispose of such Shares.

     (c) The following is a list of all transactions in the Issuer's Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

                                       No. of Shares   Purchase Price
Name of Purchaser   Date of Purchase     Purchased        Per Share
-----------------   ----------------   -------------   --------------
Henry                   8/01/2005          12,500           $1.22
Henry                   8/16/2005         184,000           $1.23
Henry                   8/24/2005          15,000           $1.31
Henry                   8/25/2005          15,000           $1.33
Henry                   9/20/2005          16,000           $1.36
Henry                   9/21/2005          21,600           $1.39
Matthew                 8/03/2005          10,100           $1.22
Matthew                 8/10/2005           7,000           $1.23
Matthew                 8/16/2005          66,000           $1.23
Matthew                 8/24/2005           5,000           $1.31
Matthew                 8/25/2005           5,000           $1.33
Matthew                 9/20/2005           5,500           $1.36
Matthew                 9/21/2005           3,400           $1.39

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements or understandings among the persons named in Item 2, or among the persons named in
Item 2 and any other person, with respect to the securities of the Issuer.

Item 7. Material To Be Filed As Exhibits.

     1. Joint Filing Agreement.

     2. Letter dated September 29, 2005 from Henry Investment Trust, L.P. to the Issuer.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        HENRY PARTNERS, L.P., by its General
                                        Partner, HENRY INVESTMENT TRUST, L.P.,
                                        by its General Partner, CANINE PARTNERS,
                                        LLC


Date: September 29, 2005                By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


                                        MATTHEW PARTNERS, L.P., by its General
                                        Partner, HENRY INVESTMENT TRUST, L.P.,
                                        by its General Partner, CANINE PARTNERS,
                                        LLC


Date: September 29, 2005                By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


                                        HENRY INVESTMENT TRUST, L.P., by its
                                        General Partner, CANINE PARTNERS, LLC


Date: September 29, 2005                By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     The undersigned, the Reporting Persons named in this Amendment No. 1 to
Schedule 13D (the "Schedule 13D"), hereby agree that the Schedule 13D is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to the Schedule 13D. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in the Schedule 13D and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

          IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 29th day of September, 2005.

                                        HENRY PARTNERS, L.P., by its General
                                        Partner, HENRY INVESTMENT TRUST, L.P.,
                                        by its General Partner, CANINE PARTNERS,
                                        LLC


                                        By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


                                        MATTHEW PARTNERS, L.P., by its General
                                        Partner, HENRY INVESTMENT TRUST, L.P.,
                                        by its General Partner, CANINE PARTNERS,
                                        LLC


                                        By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


                                        HENRY INVESTMENT TRUST, L.P., by its
                                        General Partner, CANINE PARTNERS, LLC


                                        By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President

                                                                       EXHIBIT 2

                    (Henry Investment Trust, L.P. Letterhead)

                               September 29, 2005

BY FAX AND FEDERAL EXPRESS

The Board of Directors
Wegener Corporation
11350 Technology Circle
Duluth, GA 30097

Dear Ms. Eagle-Oldson and Gentlemen:

     I write to you on behalf of Henry Partners, L.P. and Matthew Partners, L.P. who collectively own over 7.0% of Wegener Corporation ("Wegener" or the "Company"). Reference is made to the Schedule 13D ("13D") we filed with the Securities and Exchange Commission on August 26, 2005.

     Since my telephonic meeting with the Company's independent directors on August 8, 2005, I have tried repeatedly to engage in a two-way dialogue with the board to discuss concrete changes that must occur now at Wegener. Indeed, our 13D indicated we would continue to attempt to have such a dialogue. Given your counsel's letter to me on August 17, 2005 acknowledging your appreciation for my "professional and polite manner", your unwillingness to engage in dialogue is perplexing. Your lack of response to my verbal request for a seat on Wegener's board only enhances these concerns and suggests that you place no real value on the cordial and constructive relationship that the Company has heretofore enjoyed with us as large and long-standing owners.

     In a further attempt to discuss change in a private and constructive manner, I spoke with Phylis Eagle-Oldson on September 21, 2005 in her capacity as the Chair of the Company's Audit Committee. Ms. Eagle-Oldson advised me that Wegener's board would be meeting on September 28, 2005. Although we were prepared to proceed immediately with a proxy campaign, I felt our conversation was useful and I decided to give you one more chance to advance change in a private and amicable manner. However, as I clearly expressed previously to Troy Woodbury, and which Ms. Eagle-Oldson confirmed has been conveyed to each of you, if we were compelled to take further steps to advance change in the face of your non-responsiveness, then such steps, such as this letter, would be made public.

     The areas of concern that I conveyed during the August 8, 2005 meeting were Wegener's poor operating results, the recent large option grant to the Company's CEO, Robert Placek, and the Company's corporate governance practices.

     The Company's operating results are unacceptable. Wegener has lost money on an operating basis in four of the last five fiscal years and has pre-announced that it will also post a loss for the recently completed 2005 fiscal year, which will bring the record of money-losing years to five out of the last six. As I told you, a similarly situated public company board, faced with such dismal results from a company that has been in business for over 25 years, would either replace senior management in order to change the results or, if it concluded that a management change would not change the operating results or prospects, put the company up for sale. I pointed out that such moves would be in the best interests of shareholders and that if a management team and board of directors were so entrenched that it refused to do either, then the alternative would be for the owners of the company to change the composition of the board of directors.

     Mr. Woodbury has reported to me that Wegener management is busy preparing a new strategic plan to address the continued operating losses. Since I presume that this is something that is done every year, and since the Company rather consistently loses money in each ensuing year, I take no comfort from the fact that the same entrenched management team is preparing yet another plan for the same entrenched board of directors to review (which management team, by the way, comprises three-sevenths of the total board and thus has the potential to frame issues for the rest of the board). This report from Mr. Woodbury and your unwillingness to engage in real dialogue with a large and concerned owner suggests that you hope to continue business as usual at Wegener.

     Your failure to either change management or put the Company up for sale raises serious questions about your effectiveness as public company directors. Specifically, in the five fiscal years from 2000 to 2004, Wegener posted cumulative operating losses of $10.58 million while spending a total of $18.76 million on research, development and capitalized software expense ("R&D"). The result of this five year feast at the R&D table was fifth-year revenues (FY2004) of only $18.10 million. That's right. After a five-year R&D gorge, Wegener couldn't even sell enough product to match the cumulative R&D spend, much less earn any return whatsoever on that R&D investment. Even worse, Wegener's recent enterprise value (market capitalization plus debt, less cash) is less than the five-year R&D investment. In other words, in just the last five years, Mr. Placek and his management team have spent more on R&D than the entire, ongoing business is valued at today!

     As is evidenced by the numbers, you, as a board, have failed to preserve and protect the owner's capital from the repeated failures of Mr. Placek and his management team. In the face of such awful results, this management team does not deserve additional chances to lose even more of the owners' equity. The seeming lack of action by the board in the face of these results is unconscionable.

     In light of your legally mandated duty of care as directors of a Delaware corporation, I don't think it is unreasonable for shareholders to be concerned. Recurring operating losses, declining revenues and no change in the management team suggest that a sale of the Company be considered. Has it been? What care are you taking of the Company's owners?

     Given the board's outright rejection of the opportunity to negotiate a sale of the Company to Radyne Corp. over two years ago and the Company's subsequent failure to deliver any profitable years since despite your assurances to the owners otherwise, we hope that the application of your duty of care has now resulted in an environment where Wegener management has been directed to promptly report all expressions of interest in the Company to the full board, and that any such expressions then receive an unbiased and thorough review.

     If that is not the case, however, and the board's studied and careful determination is instead that Wegener is simply not for sale, then the Company should announce that fact publicly and explain why. Absent such an explanation, interested parties should feel free to take their interest directly to the shareholders, irrespective of the existence of the Company's rights plan. In the end it is the owners, not Mr. Placek or the board, who know what is best for them.

     The second area of concern I reviewed with you on August 8, 2005 was the super-sized, immediately-vested ten-year option grant to Mr. Placek that was approved by the independent directors on July 22, 2005, a mere 23 days after Wegener's stock price took a 40% drop on the announcement that the previously projected-as-profitable FY2005 would instead be another money-losing year. We wrote to the option-granting directors on July 28, 2005 requesting an explanation of this extremely generous grant to Mr. Placek, pointing out that while it was "quite attractive from Mr. Placek's point of view", we were "unable to see how it benefits the Company or its non-affiliated shareholders". The response we received was not satisfactory.

     Along with your legally mandated duty of care, you also have a legally mandated duty of loyalty as directors of a Delaware corporation. This duty of loyalty, however, is to the Company and its shareholders, not to Mr. Placek. Granting a large, fully vested stock option to Mr. Placek promptly after his presiding over unexpected operating losses and a collapsed stock price certainly can only be viewed by shareholders as putting Mr. Placek's interest ahead of theirs. I am confident that in the coming weeks, as more and more owners become aware of the peculiar history and circumstances surrounding this option grant, they, too, will be as disgusted as we are with the extent of your apparent loyalty to Mr. Placek and his money-losing leadership.

     As I have said repeatedly, you may have a good and reasonable explanation for Mr. Placek's option grant; if so, I have an open mind and I am eager to hear it. The fact that you have not done so only raises concerns about your actions. Absent an immediate reasonable explanation, we repeat our call for Mr. Placek and the board to agree to rescind this inappropriate option grant.

     The last matter I reviewed in our meeting was the Company's poor corporate governance practices. These include the unwillingness of management to conduct quarterly earnings conference calls with stockholders and analysts, the issuance of a poison pill without shareholder approval, the existence of a staggered board of directors that perpetuates entrenchment, the inability of the owners to change the Company's by-laws, the lack of separation of the roles of chairman of the board and CEO, the lack of a succession-planning process at the board level, the high proportion of inside directors on the board, and the almost absolute lack of Company stock ownership amongst the independent directors.

     Many of these shareholder-unfriendly policies could be eliminated by the simple decree of the four independent directors who comprise a bare majority of the Company's board.

     I also suggested to you that given the poor results that had been achieved during the board's stewardship, the Company might benefit from having some new perspectives in the boardroom, particularly those of people with a significant ownership interest in the Company. As of today, I see no evidence that the current board of directors has any intention of changing its composition or reforming or improving its corporate governance practices. The consistently unprofitable environment fostered under the leadership of Mr. Placek and the current management team and sanctioned by the independent directors must change.

     Make no mistake -- the disrespected owners of Wegener have tolerated the status quo until now only because they have had no choice. They are a group waiting to be empowered. Presented with a choice, I am confident that a majority of them will support change.

     A review of the Company's public filings indicates that none of you has any other public company board experience. Having served on two other public company boards myself, I am willing to offer my perspectives and experience to help Wegener have a better governed, more owner-focused board, prerequisites, in my view, for Wegener to regain sustained profitability and credibility with its owners. By this letter I repeat my request that I be named promptly to the Company's board of directors. I am confident that a majority of the Company's owners would support such a step.

     Because of our grave concerns about the board's ability to reverse Wegener's declining fortunes, we have by separate letter today requested a copy of the Company's list of shareholders for the purpose of communicating directly with the other owners of the Company. Additionally, we have retained the proxy solicitation firm of MacKenzie Partners, Inc. to provide strategic advice.

     Let me outline for you the likely campaign that will unfold if the owners are forced to nominate their own slate of directors in order to effect change. It will be pointed out that although the actual amount of Wegener stock owned by many of you is little or none, we and our fellow stockholders have invested our own money in the stock of Wegener based on the Company's prospects, our trust in management's predictions of better times ahead and the quite reasonable expectation that the independent directors on the board would be looking after shareholder interests. Instead, Wegener reports disappointing results, in between rejecting a possible merger with a better-capitalized company by not even meeting with the interested buyer. The management team has not changed, the stock price declines and no one is held accountable for the poor results. In fact, the CEO receives a large stock option grant shortly after the price of the stock suffers a serious decline.

     Further, the other owners will be made aware of the repeated private efforts that were made by us to effect change at Wegener and the fact that you ignored them and our request for board representation, even when you had reason to believe that other large shareholders would support such an appointment. Finally, we will point out that the expenditure of any additional corporate funds by the Company in this proxy campaign to preserve incumbent board seats could have been avoided.

     Now, ask yourself this question: If long-suffering Wegener owners are presented with the choice of re-electing the same directors that have presided over these continued bad results or electing new directors who offer the prospect of change, which would they vote for?

     If you think they would re-elect the incumbents, then you are in denial. If you think they would vote for new directors dedicated to change, you are probably right and in any event display a good dose of common sense. As such, you should be responsive to working with large, active owners in order to effect promptly the changes you have concluded will likely be supported by the owners anyway.

     We will be amending our 13D to reflect various matters referred to in this letter. As mentioned earlier, we will be making this letter public by including it as an exhibit to our amended 13D. Out of respect for the thoughtful conversation I had with Ms. Eagle-Oldson last week, I determined, as you are aware, to wait until your September 28, 2005 board of directors meeting to give you one additional chance to work with me privately to effect change now. Unfortunately, you have declined to accept my offer to serve on Wegener's board or to even indicate whether you support the concept of Wegener's owners having direct representation on the Company's board.

     Since you have chosen not to enter into meaningful, good faith dialogue, I have concluded that you are not interested in working with your owners to effect change. You will now face a process that will result in the owners of Wegener deciding to retain or dismiss Mr. Placek and Wendell Bailey from the board of directors at the next annual meeting of shareholders.

     Finally, I caution you to resist the temptation to try to preserve your entrenchment by directing counsel to manipulate the corporate machinery in an attempt to stifle the will of the owners. It is very clear that Delaware law is averse towards directors who attempt to disenfranchise shareholders from their statutorily-guaranteed right to elect new directors if they so choose.

                                        Very truly yours,

                                        HENRY INVESTMENT TRUST, L.P.

                                        by: Canine Partners, LLC,
                                            its General Partner


                                        by:
                                            ------------------------------------
                                            David W. Wright,
                                            President

THIS LETTER CONSTITUTES SOLICITING MATERIAL UNDER SEC RULE 14A-12. HENRY PARTNERS, L.P., MATTHEW PARTNERS, L.P., HENRY INVESTMENT TRUST, L.P. AND DAVID
W. WRIGHT, ARE PARTICIPANTS IN THIS SOLICITATION. YOU MAY OBTAIN INFORMATION REGARDING THE IDENTITY OF EACH PARTICIPANT AND A DESCRIPTION OF EACH PARTICIPANT'S DIRECT OR INDIRECT INTERESTS IN THE SOLICITATION FROM THEIR PROXY MATERIALS THAT WILL BE MAILED TO YOU PRIOR TO THE ANNUAL MEETING.

WE ADVISE YOU TO READ THE PROXY STATEMENT OF THE PARTICIPANTS WHEN IT IS AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. AT THE TIME THEY FILE THE MATERIALS WITH THE SEC, YOU WILL BE ABLE TO OBTAIN THE PROXY STATEMENT AND ANY OTHER SOLICITING MATERIAL FOR FREE AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN FOR FREE A COPY OF THE PROXY STATEMENT AND THE OTHER MATERIALS BY CONTACTING MACKENZIE PARTNERS, INC. AT 1-800-322-2885 OR 1-212-929-5500 (CALL COLLECT).